

Mail Stop 3561

September 20, 2016

Sam Talari
Chief Executive Officer
HempTech Corp.
10901 Roosevelt Blvd
Bldg. C, Suite 1000
Saint Petersburg, FL 33716

> **Re: HempTech Corp.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 6, 2016**
> **File No. 024-10588**

Dear Mr. Talari:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Part II

Offering Circular Cover Page

1. We note your response to our prior comment 2 and reissue in part. Please explain how you calculate net proceeds of $18,000,000 when it appears that, assuming proceeds of $20,000,000, your listed costs in footnote 2 would appear to give you net proceeds of $19,225,000. Please also reconcile the information here with the first paragraph under

"Use of Proceeds," which appears to indicate that the net proceeds are expected to be $20,000,000, after certain offering costs.

Management

Executive Officers and Directors of HempTech

2. We note your response to our prior comment 10 and reissue in part. Please revise to give a brief account of the business experience during the past five years of each executive officer, director and significant employee. Refer to Item 10(c) of Part II to Form 1-A.

Interest of Management and Others in Certain Transactions

3. We note your response to our prior comment 13 and reissue in part. Please describe and disclose the transaction between the company and FutureLand that resulted in a receivable of $50,100 from FutureLand. Refer to Item 13 of Part II to Form 1-A.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure